UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces Fourth Quarter 2012 Results

•                  Q4 2012 revenue of £131.4 million

•                  Net loss of £2.3 million or (2.04) pence per fully diluted share.  Adjusted net income(1) of £8.2 million, or 7.27 pence per fully diluted share. Net loss includes £8.6 million of FX translation losses on loans

•                  Good performance in General Vacuum and Service offset by expected decline in Semiconductor revenue, in line with broader industry

•                  Generated £27.4 million in net cash from operating activities, £19.5 million in Management operating cash flow(2) and ended the quarter with cash and cash equivalents of £98.2 million

•                  Strong cash conversion enabled repayment of $16 million (£10 million) of term loan in the quarter

Crawley, West Sussex, United Kingdom — February 26, 2013 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the fourth quarter ended December 31, 2012.  In a simultaneous announcement made today, Jim Gentilcore has been appointed Chief Executive Officer, effective March 1, 2013.

Nick Rose, Chairman of Edwards said “This was a good result given where the semiconductor capex cycle was as we entered the final quarter of the year. The positive momentum in December was also encouraging, as a number of the leading manufacturers showed signs of more investment activity, which enabled Edwards to come in above the guidance range and this has continued into the New Year.”

David Smith, Chief Financial Officer, said, “We saw a positive contribution from General Vacuum where we believe we gained further market share, including in the R&D subsector which was up over 30% on the prior quarter and on the prior year. We also benefitted from continued healthy performance in Service, with the sequential decline driven almost entirely by Semiconductor weakness.

The General Vacuum and Service sectors acted as a positive diversifier away from what we believe to have been the bottom point of our Semiconductor revenue during the quarter, and demonstrates that our strategy is working. China continues to be an interesting market, with General Vacuum sales up over 30% for the year as a whole, and a recent win of a significant FPD project to be delivered later this year and into 2014.  It is a market we are committing more resources to, including plans for our fourth service center and the development of a manufacturing plant in Qingdao.

Despite the weaker 2nd half picture we delivered a full year adjusted EBITDA margin of 19.1%.  The operational cost reduction measures we announced in November will help our goal of reaching our target of at least 20% EBITDA margin for 2013 as a whole, but they could not fully mitigate the degree of softness in margins in the short term.  Despite this, cash conversion and operating cash flow remained very healthy and we continued our programme of paying down debt.

For the first quarter, we would anticipate revenue of £135 million to £145 million and Adjusted net income of £8 million to £12 million, reflecting an encouraging improvement in customer sentiment going into 2013.  We do however remain cautious as to the pace of the recovery in the near term, and would expect General Vacuum to be subdued when compared to the fourth quarter, impacted by a combination of macro factors and the annual investment cycle.

We have booked a £3.7 million charge for voluntary redundancy in Q4 and expect to book a further £4-5 million in 2013 and as previously indicated we expect to deliver annual savings in the region of £10 million.”

On a sequential quarterly basis, revenue declined 6.7% to £131.4 million (Q3 2012: £140.9 million).  The company recorded a net loss of £2.3 million, or a loss of 2.04 pence per share (Q3 2012: £16.5 million net income, or 14.62 pence per share) due to foreign exchange losses (in particular the weakening Yen/stronger US dollar) on the end-of-quarter revaluation of loans, partly off-set by reductions in corporate and deferred taxes.

Adjusted net income was £8.2 million, or 7.27 pence per share (Q3 2012: £12.5 million or 11.08 pence per share), declining 34.4% due to lower revenue partly offset by overhead savings.  Adjusted EBITDA(3) declined to £20.8 million or 15.8% of revenue (Q3 2012: £26.0 million or 18.5% of revenue) and gross margin fell 5.4 percentage points to 30.4%.

When compared to the fourth quarter of the prior year, revenue declined 15.6% from £155.6 million and net income fell, principally due to reduced sales volumes and the FX revaluation losses.  Adjusted net income declined 42.3% from £14.2 million or 14.15 pence per fully diluted share. Gross margin fell by 1.5 percentage points from 31.9% and Adjusted EBITDA decreased 25.2% from £27.8 million or 17.9% of revenue.

On a full year basis, revenue was £595.3 million and adjusted net income was £52.7 million.

Key Data

	Three months ended December 31			Three months ended Sept 30
			%		%
	2012	2011	Change	2012	Change
	£m	£m		£m

Revenue	131.4	155.6	-15.6%	140.9	-6.7%

Gross Profit	39.9	49.6	-19.6%	50.4	-20.8%
Gross margin	30.4%	31.9%	-1.5pts	35.8%	-5.4pts

Net (loss)/ Income	(2.3)	5.9		16.5

Weighted average shares - basic and diluted (4)	112,848,333	100,348,333		112,848,333

	(pence)	(pence)		(pence)
(Loss)/Earnings per share- basic and diluted	(2.04)	5.88		14.62

Adjusted EBITDA(3)	20.8	27.8	-25.2%	26.0	-20.0%
Adjusted EBITDA margin	15.8%	17.9%	-2.1pts	18.5%	-2.7pts

Adjusted Net Income(1)	8.2	14.2	-42.3%	12.5	-34.4%
Adjusted Net Income margin	6.2%	9.1%	-2.9pts	8.9%	-2.7pts

	(pence)	(pence)		(pence)
Adjusted net income per share- basic and diluted	7.27	14.15	-48.6%	11.08	-34.4%

Management operating cash flow(2)	19.5	25.4	-23.2%	19.5	—%

Cash and cash equivalents	98.2	91.8		96.5
Net debt(5)	(265.4)	(364.5)		(280.3)
Net leverage(6)	2.6x	2.4x		2.6x

See Appendix for exchange rate information.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense.  .

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding including the 12,500,000 shares sold in the IPO. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan. On October 4, 2012, 2,149,340 options were issued to employees under the Group-wide Share Save scheme.

(5) Net debt is defined as the sum of the principal of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement and is calculated in US Dollars.  For the leverage calculation, net debt excludes unamortized fees relating to bank term loans.

Application Sector Performance

	Three months ended December 31			Three months ended September 30
			%		%
	2012	2011	increase /decrease	2012	increase /decrease
	£m	£m		£m

Semiconductor	37.2	58.7	-36.6%	45.4	-18.1%
General Vacuum	42.7	45.9	-7.0%	42.4	0.7%
Emerging Technologies	10.2	13.7	-25.5%	11.4	-10.5%
Service	41.3	37.3	10.7%	41.7	-1.0%
	131.4	155.6	-15.6%	140.9	-6.7%

Semiconductor revenue saw a further decline as the pause in capital expenditure by key manufacturers continued for much of the fourth quarter, with Memory and Foundry subsectors the most subdued. Revenue for Logic improved from the lows in the third quarter, reflecting increased activity in December in particular from a number of the leading capex spenders.

General Vacuum revenue increased slightly over the quarter, despite the difficult economic environment and a continued decline in the GV industry. The high margin R&D subsector saw the strongest growth, with revenue up over 30% against the previous quarter and against the prior year. Compared to the prior year quarter Korea and South East Asia recorded the greatest revenue increase.

Emerging Technology revenue remained at the low level experienced throughout the year.

Service revenue dipped slightly compared to the record level attained in the third quarter, but was still up over 10% on the prior year.  The Americas continued a strong year, helped in part by the final stages of a large one-off project.  In addition, Taiwan saw a notable increase in volume. Compared to Q4 2011, healthy growth was evident across the Americas and Asia, with the exception of Japan where the market remains challenging.

Additional Quarterly Financial Information

Cost of sales for the fourth quarter was £91.5 million, a decrease of £14.5 million compared to the prior year period, principally reflecting lower revenue.  Gross profit margin fell 1.5 percentage points to 30.4% of revenue, as lower costs were more than offset by the impact of lower volumes within the Semiconductor application sector.

Sales, general and administrative expenses decreased by 10.4% to £18.9 million. Total spending on research and development before capitalization was £7.5 million.  This equates to 5.7% of revenue, with absolute spend increased by £0.6 million compared to the prior year period.  Restructuring and transaction costs increased by £0.4 million to £6.0 million, which included a £3.7 million charge with respect to the additional cost reduction actions announced last quarter.

The Company’s ending cash and cash equivalents balance at December 31, 2012 was £98.2 million (Q3 2012: £96.5 million).  During the fourth quarter, the Company generated £27.4 million in cash from operations. Management operating cash flow was strong at £19.5 million in the fourth quarter of 2012, a 94% cash conversion, although down £5.9 million from the prior year period (Q3 2012: £19.5 million).  Inventory fell by 11.3% to £93.8 million, equivalent to 112 days (Q3 2012: £104.2 million, 119 days). Cash used in investing activities totaled £6.5 million, a decrease of £2.5 million due to the earlier completion of the manufacturing plant commissioning in the Czech Republic and South Korea.

The Company’s indebtedness at December 31, 2012 was £365.6 million, a reduction of £13.2 million from the prior quarter, due to £11.6 million of local and corporate loan repayments and £1.5 million mainly due to the impact of foreign exchange movements. The Company’s net debt declined by £14.9 million to £265.4 million with a net leverage ratio of 2.6x.

The net tax credit of £8.7m for the quarter is the result of lower taxable profits from the 3rd and 4th quarters impacting on the overall tax charge for the current year, together with the impact of certain deferred tax credits due to rate change reductions.

Business Developments in Q4 2012

Edwards continued to gain significant traction with its nXDS small scroll pump, selling nearly 1,000 pumps since launch and enjoying a very positive response with prequalification from a number of new OEMs.  It introduced the first intelligent dry pump for steel degassing applications, offering enhanced energy saving capabilities.  Edwards also progressed with plans for two China infrastructure investments, comprising a fourth service centre and the signing of a land-use contract for a manufacturing operation to be based in Qingdao, initially focused on General Vacuum products; together with further localization capabilities in Taiwan.

During the quarter, Edwards’ advanced gas abatement system for LED processes won Plant Engineering China magazine’s 2012 Best Product of the Year award in the Environmental Health category.  In addition, The Singapore National Environment Agency awarded leading global semiconductor foundry, United Microelectronics Corp, a grant for the adoption of Edwards’ environmentally-friendly iXL120 dry vacuum pump, marking the first time a vacuum pump has been recognized in this way.

Edwards has also appointed a new Operations Director, John Woodburn, who took up his role on February 13th.  Woodburn has over 30 years of manufacturing experience with leading technical and engineering businesses, most recently holding general management and senior operations and supply chain management roles at electronics manufacturing services giant Jabil, and at electrical and optical connection provider Volex. These roles encompassed global multi-site operations with direct experience in Asia including the building out of a China capability.

Guidance

For the first quarter of 2013, Edwards anticipates revenue of £135 million to £145 million reflecting a more encouraging semiconductor outlook. The company expects to achieve Adjusted net income of £8 million to £12 million, or 7 pence to 11 pence per fully diluted share.

For the purpose of calculating net income and Adjusted net income per share in the first quarter of 2013, the Company assumes 112,848,333 shares outstanding.

Details of all line items to reconcile the non—GAAP measure, Adjusted net income, to the most comparable GAAP measure, net income, for the three months ended March 31, 2013 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra—group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.6255  at 4:00 PM (London time) on December 31, 2012.

Company Earnings Conference Call

The Company will conduct a conference call on Thursday, February 28, 2013 at 8:00 AM Eastern Time to discuss the financial results for its fourth quarter ended December 31, 2012.

The U.S. dial in number is 877-246-9875 and the non-U.S. dial in number is +1 707-287-9353.  The passcode is 98130686.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855- 859-2056 and the non-U.S. dial in number is +1 404-537-3406.  The replay passcode is 98130686.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,200 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley
Head of Investor Relations
Edwards
+44 (0)1293 528844
investors@edwardsvacuum.com

Monica Gould
The Blueshirt Group
+1 212 871-3927
monica@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
	£m	£m	£m	£m
Revenue	131.4	155.6	595.3	700.5

Cost of sales	(91.5)	(106.0)	(385.2)	(442.6)

Gross Profit	39.9	49.6	210.1	257.9

Sales, general & admin excluding amortization	(18.9)	(21.1)	(90.1)	(99.1)
R&D costs excluding amortization	(5.6)	(3.8)	(21.5)	(18.3)
Restructuring and transaction costs	(6.0)	(5.6)	(14.0)	(23.7)
Share based compensation expenses	(0.5)	—	(1.1)	—
Amortization	(4.7)	(4.6)	(18.3)	(17.9)
Total administrative expenses	(35.7)	(35.1)	(145.0)	(159.0)
Other gains/ (losses)	0.1	(1.3)	(1.8)	3.4

Operating Income	4.3	13.2	63.3	102.3

Finance income and costs	(15.3)	(10.5)	(26.7)	(32.5)

(Loss)/Income before income taxes	(11.0)	2.7	36.6	69.8

Provision for income taxes	8.7	3.2	2.5	(13.6)

Net (Loss)/Income	(2.3)	5.9	39.1	56.2

Weighted average number of shares - basic	112,848,333	100,348,333	108,408,442	100,348,333
Weighted average number of shares — fully diluted	112,848,333	100,348,333	108,408,442	100,348,333
Earnings per share attributable to the equity holders of the company
	(pence)	(pence)	(pence)	(pence)
(Loss)/Earnings per share — basic and fully diluted	(2.04)	5.88	36.07	56.00

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	December 31, 2012	December 31, 2011
	£m	£m
Non-Current assets
Goodwill	205.0	220.4
Intangible assets	190.7	206.4
Property, plant and equipment	125.9	130.0
Other receivables	7.9	7.0
Deferred tax assets	19.4	22.9
Derivative financial instruments	2.3	—
	551.2	586.7

Current assets
Inventories	93.8	105.8
Trade receivables	78.4	105.2
Other receivables	15.6	27.2
Derivative financial instruments	5.2	0.8
Current tax receivables	1.6	5.4
Bank deposits	2.0	—
Cash and cash equivalents	98.2	91.8
	294.8	336.2
Total assets	846.0	922.9

Current liabilities
Borrowings and finance leases	(4.0)	(4.7)
Derivative financial instruments	(7.4)	(9.6)
Trade payables	(48.5)	(84.2)
Other payables	(39.1)	(59.6)
Provisions	(15.2)	(20.4)
Current tax liabilities	(1.5)	(2.3)
	(115.7)	(180.8)

Non-current liabilities
Borrowings and finance leases	(361.6)	(451.6)
Derivative financial instruments	(5.7)	(10.5)
Other payables	(3.3)	(0.2)
Provisions	(33.3)	(30.3)
Retirement benefit obligations	(14.9)	(13.1)
Deferred tax liabilities	(51.7)	(68.2)
	(470.5)	(573.9)
Share capital	(0.2)	(0.3)
Share premium	(53.8)	(5.9)
Reserves	(205.8)	(162.0)
Total equity attributable to shareholders of the company	(259.8)	(168.2)
Total equity and liabilities	(846.0)	(922.9)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
	£m	£m	£m	£m
Net Income	(2.3)	5.9	39.1	56.2

Adjusted for:
-taxation	(8.7)	(3.2)	(2.5)	13.6
-net finance cost	6.7	10.5	30.4	32.7
-unrealized foreign exchange	8.7	(0.9)	(5.2)	2.1
-amortization	4.7	4.6	18.3	17.9
-depreciation	4.6	4.0	17.0	16.9
-impairment	(3.1)	—	(3.1)	—
-loss on sale of property, plant & equipment	2.8	1.1	2.2	0.8
-share based compensation expenses	0.5	—	1.1	—
-changes in working capital and other items
-changes in inventories	11.0	1.3	9.6	(20.4)
-changes in receivables	4.2	2.5	23.8	1.4
-changes in payables	(3.4)	4.2	(36.6)	(16.3)
-changes in provisions	1.9	(1.7)	(5.0)	(3.8)
Cash generated from operations	27.6	28.3	89.1	101.1
Income tax paid	(0.2)	(1.5)	(4.9)	(15.2)
Net cash generated from operating activities	27.4	26.8	84.2	85.9
Purchases of property, plant and equipment	(5.1)	(7.3)	(16.7)	(41.1)
Sales of property, plant and equipment	2.1	2.3	2.4	2.4
Purchases of intangible assets	(3.7)	(4.3)	(11.7)	(12.5)
Interest received	0.2	0.3	0.8	0.6
Bank deposits	—	—	(2.1)	—
Total cash flows from investing activities	(6.5)	(9.0)	(27.3)	(50.6)
Interest paid	(7.3)	(7.9)	(28.3)	(26.5)
Proceeds from issue of shares	—	—	53.7	—
Drawdown of debt	0.1	0.1	0.1	187.9
Repayment of debt	(11.6)	(1.7)	(75.5)	(175.3)
Payment of transaction fees	—	(0.7)	—	(8.0)
Payment of preference dividend	—	—	—	(81.1)
Total cash flows from financing activities	(18.8)	(10.2)	(50.0)	(103.0)

Net increase/ (decrease) in cash and cash equivalents	2.1	7.6	6.9	(67.7)
Cash and cash equivalents at the beginning of the period	96.5	84.7	91.8	161.0
Effects of foreign exchange rate changes	(0.4)	(0.5)	(0.5)	(1.5)
Cash and cash equivalents at the end of the period	98.2	91.8	98.2	91.8
Cash and cash equivalents comprise:
Cash at bank and in hand	98.2	91.8	98.2	91.8

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income/(loss) and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cash flow is not a measure of liquidity.

	Three months ended December 31		Three months ended September 30	Year ended December 31
Unaudited	2012	2011	2012	2012
	£m	£m	£m	£m
Net income	(2.3)	5.9	16.5	39.1
Interest	6.7	6.4	7.1	30.3
Taxation	(8.7)	(3.2)	2.2	(2.5)
Depreciation	4.6	4.0	4.3	17.0
Amortization	4.7	4.6	4.6	18.3
EBITDA	5.0	17.7	34.7	102.2
Finance income and costs excluding interest	8.6	4.1	(11.9)	(3.6)
Restructuring and transaction costs	6.0	5.6	2.8	14.0
(Profit) /loss on sales of PP&E (excluding amounts charged to restructuring and transaction costs)	0.7	0.4	—	0.2
Share based compensation expenses	0.5	—	0.4	1.1
Adjusted EBITDA	20.8	27.8	26.0	113.9

Changes in trade working capital	8.8	7.5	(3.3)	(7.9)
Net cash payments for capital expenditures	(8.8)	(6.9)	(5.1)	(26.0)
Other cash movements and non-cash items	(1.3)	(3.0)	1.9	(3.9)
Management operating cash flow	19.5	25.4	19.5	76.1

Net income	(2.3)	5.9	16.5	39.1
Restructuring and transaction costs	6.0	5.6	2.8	14.0
Currency translation (gain) /loss	8.6	(0.1)	(11.9)	(3.6)
PPA amortization	2.5	2.7	2.6	10.2
Share based compensation expenses	0.5	—	0.4	1.1
Tax shield on adjustments	(7.1)	0.1	2.1	(8.1)

Adjusted net income	8.2	14.2	12.5	52.7

Additional Information and Notes to the Financial Statements

1.             Basis of Presentation

Edwards Group Limited was incorporated in the Cayman Islands on 10 February 2012. To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended December 31, 2012 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group plc for the year ended December 31, 2011 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

	Three months			Three months
	ended December 31,		% increase	ended September 30,	% increase
	2012	2011	/decrease	2012	/decrease
	£m	£m		£m
Europe	23.1	26.5	-12.8%	22.5	2.7%
Americas	42.5	51.7	-17.8%	45.1	-5.8%
South Korea	16.7	29.2	-42.8%	21.2	-21.2%
Japan	18.0	22.1	-18.6%	18.2	-1.1%
Taiwan	14.1	10.9	29.4%	14.9	-5.4%
China	10.6	9.6	10.4%	12.8	-17.2%
Other Asia	6.4	5.6	14.3%	6.2	3.2%
Total sales	131.4	155.6	-15.6%	140.9	-6.7%

3.                                      Administrative Expenses

	Three months
	ended December 31,
	2012	2011
	£m	£m
Sales and marketing	11.2	13.4
General and administrative (excluding amortization)	8.6	9.3
Bonus	(0.9)	(1.6)
Sales, general and administrative expenses (excluding amortization)	18.9	21.1
R&D excluding amortization	5.6	3.8
Restructuring and transaction costs	6.0	5.6
Amortization (excluding PPA amortization)	2.2	1.9
PPA amortization	2.5	2.7
Share based compensation expenses	0.5	—
Total administrative expenses	35.7	35.1

4.                                      Research and Development Costs (excluding amortization)

	Three months ended December 31,
	2012	2011
	£m	£m
Research and development expensed in the income statement excluding amortization	5.6	3.8
Capitalization of development expenditure	1.9	3.1
Total research and development spending	7.5	6.9
Research and development spending as a percentage of revenue	5.7%	4.4%

5.                                      Finance Income and Costs

	Three months ended December 31,
	2012	2011
	£m	£m
Interest (paid) and received	(5.3)	(9.4)
Foreign exchange (losses)/gains on bank and intra-group loans	(8.6)	—
Fees and amortization of fees	(1.4)	(1.1)
Finance income and costs	(15.3)	(10.5)

6.                                      Capital Expenditures

	Three months
	ended December 31,
	2012	2011
	£m	£m
Research and development capitalized	1.9	3.1
Property plant & equipment (PP&E) and other intangibles	6.9	6.1
Restructuring PP&E	—	2.4
Total capital expenditure	8.8	11.6

7.                                      Reconciliation of Net Debt

	As of January 1,	Cash	Other non- cash	Exchange	As of December 31,
	2012	flow	movements	movements	2012
	£m	£m	£m	£m	£m

Cash and cash equivalents	91.8	6.9	—	(0.5)	98.2
Bank deposits	—	2.1	—	(0.1)	2.0
Cash at bank	91.8	9.0		(0.6)	100.2

Bank term loans	(442.7)	69.3	—	17.8	(355.6)
Unamortized fees relating to the bank term loans	7.6	—	(2.7)		4.9
Other loans	(15.2)	4.5	—	(0.1)	(10.8)
Finance leases	(6.0)	1.6	—	0.3	(4.1)
Total borrowings and finance leases	(456.3)	75.4	(2.7)	18.0	(365.6)

Total Net Debt	(364.5)	84.4	(2.7)	17.4	(265.4)

8.                                      Shares Outstanding

	Shares Outstanding	Weighted average shares Quarter	Weighted average shares Year to date
March 2012	100,348,333	100,348,333	100,348,333
April 2012	100,348,333
May 2012	112,848,333
June 2012	112,848,333	107,491,190	103,919,762
September 2012	112,848,333	112,848,333	106,917,676
December 2012	112,848,333	112,848,333	108,408,442

Appendix:                                      Supplemental Information for Lenders Under the First Lien Credit Agreement

			September
	March 31,	June 30,	30,	December 31,
	2012	2012	2012	2012	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	50.3	55.6	41.1	33.4	180.4
less capitalization of development expenditure	(3.5)	(3.3)	(3.0)	(3.0)	(12.8)
Pro-forma EBITDA	46.8	52.3	38.1	30.4	167.6

Secured facilities
First lien					578.1
Total senior debt					578.1

Other borrowings					24.4
Total senior debt and other					602.5

Less:
Cash and cash equivalents					159.6
Bank deposits					3.3
Total cash at bank					162.9

Consolidated net debt					439.6

Net leverage					2.6x

Exchange Rates

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012, were: 1.5719, 1.5704, 1.5831, 1.5791 and 1.6059 respectively.

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.6030 for March 31, 2011; 1.6055 for June 30, 2011; 1.5578 for September 30, 2011; 1.5541 for December 31, 2011; 1.5978 for March 31, 2012; 1.5685 for June 30, 2012: 1.6148 for September 30, 2012 and 1.6255 for December 31, 2012.

Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5501 for January 2012; 1.5793 for February 2012; 1.5822 for March 2012; 1.5986 for April 2012; 1.5954 for May 2012; 1.5542 for June 2012; 1.5589 for July 2012; 1.5713 for August 2012: 1.6104 for September 2012; 1.6081 for October 2012; 1.5965 for November 2012; and 1.6133 for December 2012.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	ADAM RAMSAY
	Title:	LEGAL DIRECTOR